Positive Polar's post

Positive Polar
April 26 ·

Our Founder Hugo Hinrichsen Herrera had very productive days at Sea Trade Cruise Global last few weeks. Finalizing partnerships to open for bookings and set sail to restore the ocean!! Invest Now and Join us!! 💪🚢🇺🇳🌍♻️🐋👍

https://wefunder.com/positive.polar/



SeatradeCruiseGlobal
40TH
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POSITIVE POLAR
POSITIVE POLAR
Seatrade Cruise Global
POSITIVE POLAR
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CRUISE EUROPE
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